United States securities and exchange commission logo





                     May 15, 2020

       Max Rockwell
       Chief Executive Officer and Director
       LiveCare, Inc.
       1830 Prospector Ave.
       Park City, Utah 84060

                                                        Re: LiveCare, Inc.
                                                            Post-Qualification
Amendment No. 1 to Form 1-A
                                                            Filed May 6, 2020
                                                            File No. 024-10975

       Dear Mr. Rockwell:

               Our initial review of your post-qualification amendment to your offering statement indicates that it fails in numerous material respects to comply with the requirements of
       Regulation A and Form 1-A.

               More specifically, your offering statement does not contain the required audited financial statements, including an auditor's report. It also appears that you did not file an annual report on
       Form 1-K for the fiscal year ended December 31, 2019, as required by Rule 257(b)(1). As such, it appears that you do not currently satisfy the issuer eligibility requirements to use Regulation
       A. Please refer to Rule 251(b)(7) and and Rule 251(d)(3)(i)(F).

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

               Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences
       cc:                                              John Brannelly